Exhibit E

RISK FACTORS

Risk Factors Relating to Peru

Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.

In the past, Peru has experienced economic and political instability and terrorist insurgency. At present, Peru is a stable democracy having completed a peaceful transition from the administration of President Ollanta Humala to President Pedro Pablo Kuczynski, who took office in July 2016, in addition to the prior transition to President Ollanta Humala by President Alan García. President Kuczynski was in office through March 23, 2018, when Congress accepted his resignation following allegations of corruption related to the Odebrecht corruption scandal. On that same date, Vice President Martín Vizcarra was sworn in as president to complete the term through 2021. Peru’s GDP growth rates, low inflation, and both fiscal and external surpluses reflect, in part, the strength of Peru’s economic fundamentals. However, a deterioration of the global economy or a sharp decrease in commodity prices may adversely affect Peru’s economy. In addition, an economic contraction or weak economic growth in Peru’s trading partners may have an adverse effect on Peru. Despite Peru’s ongoing economic growth and stabilization, the social and political tensions and levels of poverty and unemployment continue, notwithstanding the 38.0% drop in poverty levels between 2004 and 2016. Future government policies to pre-empt or respond to social unrest could include, among other things, the suspension of the enforcement of creditors’ rights and new taxation policies. The government cannot assure you that Peru will not face political, economic or social problems in the future or that these problems will not interfere with Peru’s ability to service its debt.

Furthermore, some of the measures proposed by the administration may generate political and social opposition, which may in turn prevent the government from adopting such measures as proposed. This creates further uncertainty in the ability of the administration to pass measures that it expects to implement. See “Recent Developments—History”.

In addition, economic and political developments in other emerging countries in Latin America, such as Argentina, Bolivia, Brazil, Ecuador, Colombia and Venezuela may have an adverse effect on other countries in the region, including Peru.

RECENT DEVELOPMENTS

History, Government and Political Parties

History

On January 10, 2019, Congress ratified the referendum, previously submitted for public comment in October 2018 and approved by a majority of the public in December 2018, regarding the approval of a constitutional reform prohibiting re-election of members of Congress to consecutive terms. Specifically, Congress issued Law N° 30,906 which incorporates article 90-A into the Peruvian Constitution of 1993, establishing the prohibition of reelection to consecutive terms. As such, current members of Congress will not be eligible for re-election in the next election.

On July 31, 2019, President Martín Vizcarra proposed constitutional reforms to permit the acceleration of presidential and congressional elections from 2021, as scheduled, to 2020. On September 25, 2019, the Constitutional Commission of Congress rejected President Vizcarra’s proposal.

On September 30, 2019, then Prime Minister Salvador del Solar requested a vote of confidence (cuestión de confianza) from the Congress to change the system for appointing judges to the Constitutional Court of Peru. Prior to considering the issue, Congress voted to appoint a judge to the Constitutional Court by majority approval. President Martĺn Vizcarra then took executive action to dissolve Congress under Article 134 of the Peruvian Constitution of 1993 and called for new congressional elections, which are currently scheduled for January 26, 2020. President Vizcarra’s decision was based on the premise that Congress’ action to elect the judge constituted a second vote of “no confidence,” the first having occurred on September 14, 2017. Congress reacted to its dissolution by voting in favor of the vote of confidence sought by the Prime Minister and then voting to suspend President Vizcarra for twelve months and naming Vice President Mercedes Araoz as President to temporarily replace Mr. Vizcarra. Mrs. Araoz resigned one day following her appointment.

On October 3, 2019, the following ministers were appointed:

•	Vicente Antonio Zeballos Salinas – Prime Minister.

•	Ana Teresa Revilla Vergara – Ministry of Justice and Human Rights.

•	Carlos Morán Soto – Ministry of Interior.

•	María Antonieta Alva Luperdi – Ministry of Economy and Finance.

•	Walter Roger Martos Ruiz – Ministry of Defense.

•	Gustavo Adolfo Meza-Cuadra Velásquez – Ministry of Foreign Affairs.

•	Juan Carlos Liu Yonsen – Ministry of Energy and Mines.

•	Edgar Manuel Vásquez Vela – Ministry of Foreign Trade and Tourism.

•	Rocío Ingred Barrios Alvarado – Ministry of Production.

•	Sylvia Elizabeth Cáceres Pizarro – Ministry of Labor and Promotion of Employment.

•	Jorge Luis Montenegro Chavesta – Ministry of Agriculture and Irrigation.

•	Elizabeth Zulema Tomás Gonzáles – Ministry of Health.

•	Flor Aidee Pablo Medina – Ministry of Education.

•	Edmer Trujillo Mori – Ministry of Transport and Communications.

•	Rodolfo Eugenio Yáñez Wendorff – Ministry of Housing, Construction and Sanitation.

•	Gloria Edelmira Montenegro Figueroa – Ministry of Women and Vulnerable Populations.

•	Fabiola Martha Muñoz Dodero – Ministry of Environment.

•	Francisco Enrique Hugo Petrozzi Franco – Ministry of Culture.

•	Jorge Enrique Meléndez Celis – Ministry of Development and Social Inclusion.

On October 10, 2019, Mr. Pedro Olaechea, the president of the “Permanent Commission of Congress” (Comisión Permanente del Congreso), filed a claim before the Constitutional Court seeking the Court to declare President Vizcarra’s dissolution of Congress unconstitutional and requested a preliminary injunction aimed to reinstate the dissolved Congress. On October 29, 2019, the Constitutional Court announced that it agreed to hear Congress’ claim but also rejected the claimant’s request for the preliminary injunction. On November 4, 2019, the Constitutional Court published its written resolution to admit the claim. In the resolution, the Constitutional Court stated that its final decision would only have prospective effect. In addition, the Constitutional Court has resolved that its final decision will not alter the timetable for the congressional elections scheduled for January 26, 2020.

See “Risk Factors—Peru may experience political, economic or social problems that may interfere with Peru’s ability to service its indebtedness.”

Budget Process

In the context of the dissolution of Congress described above and given that congressional elections will not be held until January 2020, the national budget for the 2020 fiscal year will be approved by urgency decree issued by the executive branch pursuant to the provisions of section 19 of article 118 of the Peruvian Constitution of 1993. The decree is required to be issued by November 30, 2019.

The Economy

Gross Domestic Product and the Structure of the Economy

During the six months ended June 30, 2019, Peru’s economy expanded 1.7% in real terms based on GDP growth, and domestic demand increased 1.8% compared to the six months ended June 30, 2018, due primarily to increased private consumption and investment.

In the six months ended June 30, 2019, private consumption grew by 2.8% in real terms and gross private investment increased by 4.0%, as compared to the same period in 2018. Public sector investment decreased 0.7% in the six months ended June 30, 2019 due mainly to a decrease in investments by central and municipal governments, compared to the six months ended June 30, 2018. Private investment increased 4.0% in the six months ended June 30, 2019 compared to the same period in 2018, primarily due to an increase in the investment in the mining sector. Total gross investment during six months ended June 30, 2019 decreased 0.1% compared to six months ended June 30, 2018.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Government consumption	11,628	11,723
Private consumption	73,369	75,511

Total consumption	84,997	87,235

Gross investment:
Private sector	19,182	19,981
Public sector	3,931	3,885
Change in inventories	68	(698)

Total gross investment	23,181	23,167

Demand	108,178	110,402
Exports of goods and services	28,156	26,435
Imports of goods and services	25,442	25,320

Net (exports)	2,713	1,114
GDP	110,891	111,516

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of soles, at constant 2007 prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Government consumption	27,076	26,963
Private consumption	170,564	175,376

Total consumption	197,640	202,339
Gross investment:
Private sector	46,880	48,769
Public sector	8,909	8,847
Change in inventories	221	(1,686)

Total gross investment	56,010	55,930

Demand	253,650	258,269
Exports of goods and services	72,269	72,103
Imports of goods and services	65,772	65,716

Net (exports)	6,497	6,387
GDP	260,147	264,656

(1)	Preliminary data.

Source: Central Bank.

In the six months ended June 30, 2019 and compared to the six months ended June 30, 2018, public savings reached 6.6% and 5.2% of GDP, respectively, due to a decrease in public investment.

In the six months ended June 30, 2019, domestic savings decreased to 18.2% of GDP from 19.0% of GDP in the six months ended June 30, 2018, due to a decrease in private sector savings derived from lower salaries increase and retained earnings.

External savings, as a percentage of GDP, increased to 2.5% of GDP in the six months ended June 30, 2019 from 1.9% of GDP in the six months ended June 30, 2018.

Domestic investment as a percentage of GDP decreased to 20.8% in the six months ended June 30, 2019 from 20.9% in the six months ended June 30, 2018, primarily due to the completion of inventories.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Government consumption	10.5	10.5
Private consumption	66.2	67.7

Total consumption	76.7	78.2
Gross investment:
Private sector	17.3	17.9
Public sector	3.5	3.5
Change in inventories	0.1	(0.6)

Total gross investment	20.9	20.8
Demand	97.6	99.0
Exports of goods and services	25.4	23.7
Imports of goods and services	22.9	22.7

Net (exports)	2.4	1.0

GDP	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change of total GDP, at constant 2007 prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Government consumption	2.4	(0.4)
Private consumption	4.1	2.8
Total consumption	3.9	2.4
Gross investment:
Private sector	7.0	4.0
Public sector	7.2	(0.7)
Total gross investment	10.2	(0.1)
Demand	5.2	1.8
Exports of goods and services	4.2	(0.2)
Imports of goods and services	7.5	(0.1)
Net (exports)	(20.3)	(1.7)
GDP	4.4	1.7

(1)	Preliminary data.

Source: Central Bank.

Investment and Savings

(as a percentage of current GDP)

	For the six months ended June 30,
	2018(1)	2019(1)
Domestic savings:
Public savings	5.2	6.6
Private savings	13.8	11.7

Total domestic savings	19.0	18.2
External savings	1.9	2.5

Total savings	20.9	20.8
Domestic investment	20.9	20.8

(1)	Preliminary data.

Source: Central Bank.

In the six months ended June 30, 2019, per capita GDP decreased 0.5% compared to the same period in the prior year.

Per Capita GDP(1)(2)

(in U.S. dollars, at current prices)

	For the six months ended June 30,
	2018	2019
Per capita GDP	6,896	6,863

(1)	Without adjustment to reflect changes in purchasing power.
(2)	Preliminary data.

Source: Central Bank.

Principal Sectors of the Economy

The principal economic activities in Peru are mining and hydrocarbons, manufacturing, services (including wholesale and retail trade, transportation and tourism), agriculture and livestock.

Gross Domestic Product by Sector

(in millions of soles, at constant 2007 prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	15,836	16,363
Fishing	1,623	1,187
Mining and hydrocarbons(3)	34,457	33,965

Total primary production	51,916	51,516
Secondary production:
Manufacturing	33,465	32,119
Construction	13,595	14,272
Electricity and water	4,864	5,107

Total secondary production	51,923	51,497
Wholesale and retail trade	27,431	28,132
Other services(4):
Transportation	14,525	14,853
Lodging	8,055	8,387
Telecommunications	11,503	12,283
Financial services and insurance	11,973	12,490
Services rendered to private enterprise	12,890	13,335
Government services and defense	12,089	12,696
Other services	34,533	35,741
Taxes	23,309	23,726

Total other services	128,877	133,510
Total services	156,308	161,642
Total GDP	260,147	264,656

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	6.1	6.2
Fishing	0.6	0.4
Mining and hydrocarbons(3)	13.2	12.8

Total primary production	20.0	19.5
Secondary production:
Manufacturing	12.9	12.1
Construction	5.2	5.4
Electricity and water	1.9	1.9

Total secondary production	20.0	19.5
Services:
Wholesale and retail trade	10.5	10.6
Other services(4):
Transportation	5.6	5.6
Lodging	3.1	3.2
Telecommunications	4.4	4.6
Financial services and insurance	4.6	4.7
Services rendered to private enterprise	5.0	5.0
Government services	4.6	4.8
Other services	13.3	13.5
Taxes	9.0	9.0

Total other services	49.5	50.4
Total services	60.1	61.1

Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Primary production:
Agriculture and livestock(2)	9.4	3.3
Fishing	20.4	(26.9)
Mining and hydrocarbons(3)	(0.3)	(1.4)
Total primary production	3.0	(0.8)
Secondary production:
Manufacturing	5.7	(4.0)
Construction	3.7	5.0
Electricity and water	5.8	5.0
Total secondary production	5.6	(0.8)
Services:
Wholesale and retail trade	3.0	2.6
Other services(4):
Transportation	6.1	2.3
Lodging	3.3	4.1
Telecommunications	5.4	6.8
Financial services and insurance	6.1	4.3
Services rendered to private enterprise	3.3	3.4
Government services	4.5	5.0
Other services	4.2	3.5
Taxes	5.3	1.8
Total other services	4.8	3.6
Total services	4.5	3.4
Total GDP	4.4	1.7

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During the six months ended June 30, 2019, GDP grew 1.7%, compared to the same period in 2018. This increase was primarily driven by an increased production in construction, wholesale and retail trade and other services. In terms of contribution to GDP in the six months ended June 30, 2019, mining and fuel accounted for 12.8%, construction accounted for 5.4% and other services accounted for 50.4%. In total, the primary and secondary sectors contributed an aggregate of 39.0% to GDP in the six months ended June 30, 2019.

Primary Production

During the six months ended June 30, 2019, primary production decreased by 0.8% compared to the same period in 2018, due to decreased production in fishing and mining. In terms of contribution to GDP, agriculture and livestock accounted for 6.2% in the six months ended June 30, 2019. In total, the primary sector contributed 19.5% to GDP in the six months ended June 30, 2019.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 6.1% and 6.2% to GDP in the six months ended June 30, 2018 and 2019, respectively.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 68.1% and 67.4% of agricultural production in the six months ended June 30, 2018 and 2019.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 13.0% and 13.1% of agricultural production in the six months ended June 30, 2018 and 2019, respectively.

During the six months ended June 30, 2019, the agriculture and livestock sector grew 3.3% compared to the first six months ended June 30, 2018, due primarily to a growth in the production of poultry, milk, cattle and eggs and a favorable climatic conditions for the production of sugar cane, cocoa and olives, which was offset by a lower production of corn and potato.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.4% to GDP in the six months ended June 30, 2019. Traditional fish products accounted for 7.2% and 8.5% of exports in the six months ended June 30, 2018 and 2019, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the six months ended June 30, 2019, the fishing sector decreased by 26.9% compared to the same period in 2018, mainly due to a decrease in maritime fishing for industrial consumption. The extraction of anchovies in the sixth months ended June 30, 2019 reached 2,174,137 tons and compared to the same period of 2018 had a decrease of 46.8%.

Mining and Hydrocarbons

The mining and hydrocarbons sector decreased in the six months ended June 30, 2019 by 1.4% compared to the same period in 2018 due to a decrease in mining production of 1.7% offset by increased hydrocarbons extraction of 0.3%.

Mining. Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining constitutes a small part of the country’s GDP, contributing 9.0% to GDP in the six months ended June 30, 2019, mineral products are Peru’s main export and they accounted for 62.8% and 60.7% of total exports by value in the six months ended June 30, 2018 and 2019, respectively. Gold and copper accounted for 17.1% (U.S.$3.8 billion) and 29.5% (U.S.$6.6 billion) of total exports by value, respectively, during the six months ended June 30, 2019 and 17.1% (U.S.$4.2 billion) and 31.1% (U.S.$7.6 billion) of total exports by value, respectively, during the same period in 2018. In addition, copper accounted for 48.6% of the total mining exports, in the six months ended June 30, 2019 and 49.5% in the six months ended June 30, 2018.

Hydrocarbons. In the six months ended June 30, 2019, the hydrocarbon sector increased 0.3% as compared to the same period in 2018, mainly due to higher levels of exploitation of crude oil and liquid natural gas.

Secondary Production

Manufacturing

In the six months ended June 30, 2019, the manufacturing sector decreased by 4.0% as compared to the same period in 2018, primarily due to primary manufacturing activity, which decreased by 15.5%, offset by an increase of 0.7% in non-primary manufacturing activity.

Primary manufacturing. In the six months ended June 30, 2019, the primary manufacturing sector decreased by 15.5% compared to the same period in 2018, due to a lower production and preservation of fish, shellfish, and lower manufacturing of precious metals and other non-ferrous metals and of oil refining products.

Non-primary manufacturing. In the six months ended June 30, 2019, non-primary manufacturing increased 0.7%, as compared to the same period in 2018, mainly due to an increase in the production of capital intermediate and consumer goods.

Construction

The construction sector increased 5.0% in the six months ended June 30, 2019 and contributed 5.4% to GDP. This increase was associated with an increase in the internal consumption of cement and an increase in the progress of investment projects.

Electricity, Water and Gas

Electricity. In the six months ended June 30, 2019, the electricity sub-sector grew 4.7% due to an increase in the production of electricity in thermal power plants and hydropower plants, compared to the same period in 2018.

Water. In the six months ended June 30, 2019, water grew 2.5% due to the increase in the production volumes of SEDAPAL, SEDAPAR, SEDALIB and EPSEL.

Gas. In the six months ended June 30, 2019, gas production increased 32.1% due to growth in the demand for gas from electricity generating plants, industries and the distribution of natural gas in the vehicle sector.

Services

Wholesale and Retail Trade

In the six months ended June 30, 2019, wholesale and retail trade increased by 2.6% due primarily to a 3.4% increase in wholesale and a 2.6% in retail commerce, offset by a 3.1% reduction of the sale of automobiles.

Other Services

The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 3.6% in the six months ended June 30, 2019, compared to the same period in 2018.

As a result, the “Other Services” sector accounted for 50.4% of GDP in the six months ended June 30, 2019, an increase of 0.9% from the same period in 2018.

Concessions

In the six months ended June 30, 2019, a 30-year concession was granted in connection with the treatment of waste water at the Titicaca Lake in Puno. The projected investment in connection with such concession is U.S.$262.5 million.

Balance Of Payments And Foreign Trade

Balance of Payments

The balance of payments accounts are used to record the value of the transactions carried out between a country’s residents and the rest of the world. The balance of payments is composed of:

•	the current account, which comprises:

➢	net exports of goods and services;

➢	net financial and investment income; and

➢	net transfers; and

•	the capital account, which is the difference between financial capital inflows and financial capital outflows.

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018(8)	2019(8)
Current account:
Trade balance:
Exports (FOB)(1)	24,544	22,563
Imports (FOB)(1)	(20,542)	(20,176)

Trade balance	4,002	2,388
Services, net	(1,273)	(1,205)
Of which:
Net income from tourism(2)	579	651
Net income from transportation(3)	(661)	(748)
Financial and investment income, net(4)	(6,559)	(5,885)
Current transfers, net	1,784	1,899
Of which:
Workers’ remittances	1,585	1,645

Current account balance	(2,047)	(2,804)
Capital account:
Foreign direct investment	4,450	4,496
Portfolio investment	(189)	(346)
Other medium and long-term capital(5)	(4,888)	3,858
Of which:
Disbursements to the public sector	188	1,335
Other capital, including short-term capital	(974)	(24)

Capital account balance	(1,602)	7,984
Errors and omissions(6)	(702)	509

Balance of payments	(4,351)	5,689

Financing:
Change in gross Central Bank reserves(7)	4,351	(5,689)
Exceptional financing, net	—	—
Total financing	4,351	(5,689)
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(1.8)%	(2.5)%

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.
(8)	Preliminary data.

Source: Central Bank.

Current Account

Peru’s current account registered a deficit of U.S.$2.8 billion, or 2.5% of GDP in the six months ended June 30, 2019, primarily due to a decrease in exports compared to the same period of 2018.

Trade Balance

In the six months ended June 30, 2019, exports decreased by 8.1%, compared to the same period in 2018, primarily due to lower exports of traditional mining, hydrocarbon, and fish flour products compared to the same period in 2018. Imports decreased by 1.8% in the six months ended June 30, 2019, compared to the same period in 2018, showing little dynamism in a low internal demand context.

In the six months ended June 30, 2019 and 2018, Peru’s exports consisted primarily of exports of:

•

traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$13.3 billion during the six months ended June 30, 2019, representing 58.8% of total exports in such period, and valued at U.S.$14.9 billion in the six months ended June 30, 2018, representing 60.8% of total exports for such period;

•

petroleum and derivative products valued at U.S.$1.5 billion during the six months ended June 30, 2019, representing 6.6% of total exports in such period, and valued at U.S.$2.0 billion in the six months ended June 30, 2018, representing 8.0% of total exports for such period;

•

traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$1.1 billion during the six months ended June 30, 2019, representing 5.0% of total exports in such period, and valued at U.S.$1.0 billion in the six months ended June 30, 2018, representing 4.1% of total exports for such period;

•

non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$0.7 million during the six months ended June 30, 2019, representing 3.0% of total exports in such period, and valued at U.S.$0.7 million in the six months ended June 30, 2018, representing 2.8% of total exports for such period; and

•

non-traditional agriculture and livestock exports valued at U.S.$2.7 billion during the six months ended June 30, 2019, representing 12.1% of total exports in such period, and valued at U.S.$2.6 billion in the six months ended June 30, 2018, representing 10.6% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports(1)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Traditional:
Fishing	1,018	1,117
Agricultural	180	174
Mineral	14,916	13,262
Petroleum and derivatives	1,972	1,500

Total traditional	18,086	16,053
Non-traditional:
Agriculture and livestock	2,608	2,728
Fishing	768	792
Textiles	675	685
Timbers and papers, and manufactures	169	166

	For the six months ended June 30,
	2018(1)	2019(1)
Chemical	784	787
Non-metallic minerals	300	304
Basic metal industries and jewelry	715	625
Fabricated metal products and machinery	288	281
Other products(2)	76	59

Total non-traditional	6,383	6,426
Other products(3)	75	84

Total exports	24,544	22,563

(1)	Preliminary data.
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports(1)

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Traditional:
Fishing	4.1	5.0
Agricultural	0.7	0.8
Mineral	60.8	58.8
Petroleum and derivatives	8.0	6.6

Total traditional	73.7	71.1
Non-traditional:
Agriculture and livestock	10.6	12.1
Fishing	3.1	3.5
Textiles	2.8	3.0
Timbers and papers, and manufactures	0.7	0.7
Chemical	3.2	3.5
Non-metallic minerals	1.2	1.3
Basic metal industries and jewelry	2.9	2.8
Fabricated metal products and machinery	1.2	1.2
Other products(2)	0.3	0.3

Total non-traditional	26.0	28.5
Other products(3)	0.3	0.4

Total exports	100.0	100.0

(1)	Preliminary data
(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In the six months ended June 30, 2019 and 2018, Peru’s imports consisted primarily of imports of:

•

intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$10.0 billion in the six months ended June 30, 2018, representing 48.8% of total imports for such period, and valued at U.S.$9.6 billion in the six months ended June 30, 2019, representing 47.6% of total imports for such period;

•

capital goods, such as transportation and building equipment, valued at U.S.$5.7 billion in the six months ended June 30, 2018, representing 27.8% of total imports for such period, and valued at U.S.$5.9 billion in the six months ended June 30, 2019, representing 29.3% of total imports for such period; and

•

consumer goods valued at U.S.$4.7 billion in the six months ended June 30, 2018, representing 23.0% of total imports for such period, and valued at U.S.$4.6 billion in the six months ended June 30, 2019, representing 22.8% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Consumer goods:
Durable goods	2,175	1,995
Non-durable goods	2,551	2,613

Total consumer goods	4,726	4,608
Intermediate goods:
Petroleum products, lubricants	3,172	2,890
Raw materials for agriculture	699	713
Raw materials for manufacturing	6,158	6,001

Total intermediate goods	10,029	9,604
Capital goods:
Construction materials	557	628
For agriculture	78	69
For manufacturing	3,613	3,744
Transportation equipment	1,466	1,473

Total capital goods	5,714	5,914
Other(2)	73	50

Total imports	20,542	20,176

Memorandum items:
Temporal admission imports(3)	188	184
Imports into free trade zone(4)	96	103

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)	Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
Consumer goods:
Durable goods	10.6	9.9
Non-durable goods	12.4	13.0

Total consumer goods	23.0	22.8
Intermediate goods:
Petroleum products, lubricants	15.4	14.3
Raw materials for agriculture	3.4	3.5
Raw materials for manufacturing	30.0	29.7

Total intermediate goods	48.8	47.6
Capital goods:
Construction materials	2.7	3.1
For agriculture	0.4	0.3
For manufacturing	17.6	18.6
Transportation equipment	7.1	7.3

Total capital goods	27.8	29.3
Other (2)	0.4	0.2

Total imports	100.0	100.0

Memorandum items:
Temporal admission imports(3)	0.9	0.9
Imports into free trade zone(4)	0.5	0.5

(1)	Preliminary data.
(2)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(3)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(4)

Imports through the Tacna Special Processing Area, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna Special Processing Area is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the six months ended June 30, 2019, the capital account balance increased by 598.4%, compared to the same period ended 2018. This increase in the six months ended June 30, 2019 was due to an increase in the financing account of the public sector derived from a larger number of sovereign and global bonds acquired by non-residents as a part of a transaction relating to the administration of debt that took place in June 2019.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
United States	15.1	10.6
Canada	1.8	4.8
Total North America	17.0	15.4
Brazil	3.5	3.3
Bolivia	3.4	4.2
Other	8.5	10.0

	For the six months ended June 30,
	2018(1)	2019(1)
Total Latin America and the Caribbean	15.4	17.5
Switzerland	4.3	4.8
The Netherlands	2.5	2.8
Other	7.6	4.6
Total Europe	14.4	12.2
Japan	4.8	4.6
China	27.1	30.1
India	5.3	4.7
South Korea	6.4	4.5
Other	3.1	3.7
Total Asia	46.7	47.6

Other	6.5	7.4
Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2018(1)	2019(1)
United States	21.3	20.8
Total North America	21.3	20.8
Brazil	5.3	5.6
Colombia	3.5	3.3
Chile	3.5	3.6
Mexico	4.8	4.4
Ecuador	4.7	3.8
Argentina	2.8	3.3
Other	2.0	2.0

Total Latin America and the Caribbean	26.7	26.1
Germany	2.5	2.7
Other	8.3	8.4

Total Europe	10.8	11.0
Japan	2.5	2.5
China	22.7	24.4
Other	10.4	10.1

Total Asia	35.6	37.0
Other	5.6	5.1

Total exports	100.0	100.0

(1)	Preliminary data.

Source: Central Bank.

Foreign Direct Investment

Peru has an open investment regime and a legal framework that generally promotes and protects foreign investment. The basis of this open investment regime was established in 1991 through the Foreign Investment Promotion Law and the Private Investment Growth Framework Law, as amended. This framework allows both foreign and domestic investors to enter into legal stability agreements with the Government.

In the six months ended June 30, 2019, foreign direct investment increased to U.S.$4.5 billion primarily due to increased equity capital and net liabilities to capitalize enterprises.

For the 2019-2022 period and based on Peru’s concession initiatives, the Government has announced a portfolio of 51 projects with aggregate value of U.S.$9.2 billion to promote private investments. The projects include initiatives in telecommunications, transportation, sanitation, health, energy and mining, irrigation, real estate, education, tourism and culture.

The Monetary System

Monetary Policy

The inflation rate for the six months ended June 30, 2019 was 2.3% (which was above the Central Bank’s target annual inflation rate for the period, set between 1% and 3%).

During the six months ended June 30, 2019, the Central Bank maintained the reference rate to 2.75% as of June 30, 2019. The reference rate was maintained at such rate since March 2018 (after three adjustments were made in November and September 2017 and January 2018).

Liquidity and Credit Aggregates

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2018	2019
Currency in circulation and cash in vaults at banks	16,487	17,120
Commercial bank deposits at the Central Bank	513	658

Monetary base	17,000	17,778
Gross international reserves	59,113	66,714
Net international reserves	59,079	66,513

Source: Central Bank.

Net international reserves increased from approximately U.S.$59.1 billion as of June 30, 2018, to approximately U.S.$66.5 billion as of June 30, 2019.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2018	2019
Monetary aggregates
Currency in circulation	13,846	17,120
M1	25,014	27,252
M2	59,749	63,247
M3	88,150	95,156
Credit by sector(1)
Public sector(2)	(19,285)	(21,846)
Private sector	89,995	96,584

Total credit aggregates	70,710	74,738
Deposits
Local currency(3)	44,394	49,580
Foreign currency(4)	28,184	29,247

Total deposits	72,578	78,827

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

Non-Financial Public Sector

Peru’s non-financial public sector consists of:

•	the Government;

•	the Government’s various decentralized administrative and regulatory agencies, such as:

➢	ESSALUD; and

➢	the National Superintendency for Tax Administration, or SUNAT;

•	the local governments; and

•	non-financial state-owned enterprises, such as Petroperu; and Empresa de Electricidad del Perú S.A., or Electroperu.

In the six months ended June 30, 2019, the non-financial public sector surplus was U.S.$3.2 billion, or 2.9% of GDP, higher than the same period in 2018 (U.S.$1.5 billion or 1.4% of GDP) due primarily to the increase in tax revenue that resulted from the impact of tax measures adopted by the government, and higher government spending.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018	2019
Primary balance (deficit):
Central government	2,988	2,979
Decentralized agencies	189	571
Municipal governments	294	1,344
State-owned enterprises	(432)	(70)

Primary NFPS	3,039	4,824
Interest payments:
External debt	536	554
Domestic debt	982	1,064

Total interest payments	1,518	1,617

Overall NFPS	1,521	3,207
Financing:
External	101	1,429
Domestic	(1,632)	(4,646)
Privatization	10	11

Total financing	(1,521)	(3,207)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)(1)(2)

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2018	2019
Primary balance (deficit):
Central government	2.7	2.7
Decentralized agencies	0.2	0.5
Municipal governments	0.3	1.2
State-owned enterprises	(0.4)	(0.1)

Primary NFPS	2.7	4.3
Interest payments:
External debt	0.5	0.5
Domestic debt	0.9	1.0

Total interest payments	1.4	1.5

Overall NFPS	1.4	2.9
Financing:
External	0.1	1.3
Domestic	(1.5)	(4.2)
Privatization	0	0

Total financing	(1.4)	(2.9)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.

Source: Central Bank.

Central Government

Peru’s central government comprises the executive branch, including its ministries and other centralized agencies.

The Government derives its revenues primarily from:

•	tax collections;

•	import tariffs;

•	non-tax revenues, such as fees, interest income and royalties from mining and hydrocarbon production; and

•	dividends from state-owned companies.

In the six months ended June 30, 2019, total Government revenues were U.S.$20.6 billion, or 18.4% of GDP, compared to U.S.$19.5 billion, or 17.5% of GDP, in the same period in 2018.

Government expenditures consist primarily of:

•	wages of public sector employees;

•	transfers to public sector entities;

•	interest payments on debt;

•	public investments in infrastructure; and

•	pension expenditures.

In the six months ended June 30, 2019, total Government expenditures were U.S.$17.6 billion, or 15.8 % of GDP, compared to U.S.$16.5 billion, or 14.9 % of GDP, in the same period in 2018.

In the six months ended June 30, 2019, the primary surplus was U.S.$4.8 billion, or 4.3 % of GDP, compared to U.S.$3.0 billion, or 2.7 % of GDP, in the same period in 2018.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts(1)(2)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2018	2019
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	7,441	7,645
Taxes on goods and services	10,156	10,650
General sales tax	9,146	9,423
Excise taxes	1,010	1,226
Import tariffs	206	209
Other taxes	(1,104)	(1,056)

Total tax revenue	16,699	17,448
Non-tax revenue(3)	2,599	2,902

	For the six months ended June 30,
	2018	2019
Total current revenue	19,298	20,350
Capital revenue	166	222

Total fiscal revenue	19,464	20,572
Expenditures:
Current non-financial expenditures:
Wages and salaries	5,600	5,671
Goods and services	3,543	3,651
Current transfers	4,004	4,619

Total current non-financial expenditures	13,147	13,941
Capital expenditures:
Fixed investment	1,918	1,888
Other	1,413	1,771
Total capital expenditures	3,331	3,659
Total expenditures	16,478	17,600
Fiscal balance:
Primary fiscal balance	2,988	2,979
Interest	1,392	1,470
Overall fiscal balance	1,596	1,509
Financing:
Foreign financing	(103)	596
Domestic financing	(1,504)	(2,116)
Privatization	10	11
Total financing	(1,596)	(1,509)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts(1)(2)

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2018	2019
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	6.7	6.9
Taxes on goods and services	9.2	9.5
General sales tax	8.2	8.5
Excise taxes	0.9	1.1
Import tariffs	0.2	0.2
Other taxes	(1.0)	(0.9)

Total tax revenue	15.1	15.6
Non-tax revenue(3)	2.3	2.6

Total current revenue	17.4	18.2
Capital revenue	0.1	0.2

Total fiscal revenue	17.5	18.4
Expenditures:
Current non-financial expenditures:
Wages and salaries	5.0	5.1

	For the six months ended June 30,
	2018	2019
Goods and services	3.2	3.3
Current transfers	3.6	4.1

Total current non-financial expenditures	11.9	12.5
Capital expenditures:
Fixed investment	1.7	1.7
Other	1.3	1.6
Total capital expenditures	3.0	3.3

Total expenditures	14.9	15.8
Fiscal balance:
Primary fiscal balance	2.7	2.7
Interest	1.3	1.3
Overall fiscal balance	1.4	1.4
Financing:
Foreign financing	(0.1)	0.5
Domestic financing	(1.4)	(1.9)
Privatization	—	—

Total financing	(1.4)	(1.4)

(1)	Includes the operations of the Government and non-financial public institutions, but excludes the operations of financial public institutions.
(2)	Preliminary data.
(3)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)(1)

(as a percentage of total tax revenue)

	For the six months ended June 30,
	2018	2019
Income Tax
Individual	12.6	13.3
Corporate	21.3	21.1
Clearing	10.6	9.4

Total income tax	44.6	43.8
Taxes on goods and services
Value-added tax	54.8	54.0
Excise tax
Fuel tax	2.3	2.5
Other	3.8	4.5

Total excise tax	6.0	7.0

Total taxes on goods and services	60.8	61.0

Import tariffs	1.2	1.2
Other taxes	8.4	9.0
Tax refund	(15.0)	(15.1)

Total tax revenue	100.0	100.0

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities due by taxpayers.

Source: Central Bank.

The 2020 Budget

The 2020 budget was submitted to the Congress of the Republic of Peru in August, 2019 and it is expected to be approved in November, 2019. The following table summarizes the principal assumptions on which the 2020 budget is based.

Principal Budgetary Assumptions for 2020

Projected real GDP growth	4.0%
Projected (cumulative) inflation	2.4%
Projected average exchange rate	S/.3.33 per dollar

Source: Ministry of Economy and Finance.

Based on these assumptions, the 2020 budget proposal projects the following:

•	fiscal revenues of S/117.5 billion, or approximately U.S.$35.7 billion;

•	public expenditures of S/145.0 billion, or approximately U.S.$44.1 billion; and

•	an overall non-financial public sector deficit of U.S.$5.0 billion, or 2.0% of the projected GDP.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the Government, the Central Bank and public sector entities as well as bonds issued in the international capital markets.

External Debt

As of June 30, 2019, taking account of swap agreements, 61.2% of public debt was denominated in soles. As of June 30, 2019, public external debt totaled U.S.$23.2 billion, or 10.3% of GDP, compared to U.S.$22.3 billion, or 10.0% of GDP, as of June 30, 2018.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of June 30,
	2018	2019
Public sector external debt	22,300	23,204
Total public sector external debt as % of GDP(1)	10.0%	10.3%
Total public sector external debt as % of total exports(1)	45.3%	49.3%

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2018	2019
Public sector external debt(1)	(22,300)	(23,204)
Gross international reserves of the Central Bank	59,113	66,714

Reserves, net of public sector external debt	36,813	43,510

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

Peru’s credit ratings are as follows as of June 2019:

•	Fitch: long term issuer default rating of BBB+ (Outlook Stable);

•	Standard & Poor’s: long term foreign currency credit rating of BBB+ (Outlook Stable);

•	Moody’s: long term foreign currency bonds rating of A3 (Outlook Stable); and

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of June 30,
	2018	2019
World Bank:
Disbursements minus principal amortizations	27.7	92.7
Disbursements minus principal, interests and commissions	8.1	67.9
IADB:
Disbursements minus principal amortizations	5.8	121.1
Disbursements minus principal, interests and commissions	(17.8)	91.6

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

In June 2019, Peru issued U.S.$750 million in principal amount of its 2.844% U.S. Dollar-Denominates Global Bonds Due 2030.

As of June 2019, Peru maintains contingent credit facilities with BIRF, IADB, CAF and JICA which balance to date amounts to a total of approximately U.S.$3.7 billion.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2018	2019
Official creditors:
Multilateral debt:
IADB	1,333	1,371
World Bank	1,118	1,237
IFAD(2)	37	44
IMF	—	—
OPEC(3)	—	—
CAF	1,344	1,197
Other	—	—

Total multilateral debt	3,832	3,849

Bilateral debt:
Paris Club	658	731
United States	28	26
Latin America	—	—
East European countries and China	—	—
Japan (Paris Club)	434	428

Total bilateral debt	1,120	1,185

Total official debt	4,952	5,033

Private creditors:
Banking	122	1,324
Suppliers	6	3

Total private sector debt	129	1,327

Bonds:
Brady + Global Bonds	17,219	16,843

Total public sector external debt	22,300	23,204

(1)	Medium- and long-term debt, excluding IMF financing.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

	As of June 30,
	2018	2019
Official creditors:
Multilateral debt:
IADB	6.0	5.9
World Bank	5.0	5.3
IFAD(2)	0.2	0.2
IMF	—	—
OPEC(3)	—	—
CAF	6.0	5.2
Other	—	—

Total multilateral debt	17.2	16.6

	As of June 30,
	2018	2019
Bilateral debt:
Paris Club	3.0	3.1
United States	0.1	0.1
Latin America	—	—
East European countries and China	—	—
Japan (Paris Club)	1.9	1.8

Total bilateral debt	5.0	5.1

Total official debt	22.2	21.7

Private creditors:
Banking	0.5	5.7
Suppliers	—	—

Total private sector debt	0.6	5.7

Bonds:
Brady + Global Bonds	77.2	72.6

Total public sector external debt	100.0	100.0

(1)	Medium- and long-term debt, excluding IMF financing
(2)	International Fund for Agricultural Development
(3)	Organization of Petroleum Exporting Countries

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

	As of June 30,
	2018	2019
Short-term debt	34	201
Medium- and long-term debt	22,300	23,204

Total	22,334	23,405
Short-term debt (as a % of total public sector external debt)	0.2%	0.9%

Medium- and long-term debt (as a % of total public sector external debt)	99.8%	99.1%

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of June 30, 2019.

Summary of Public Sector External Debt by Currency(1)

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2019(2)
	U.S.$	%
Currency
U.S. Dollar	18,847	81.2
Japanese yen	516	2.2
Special Drawing Rights (SDR)(3)	44	0.2
Euro	3,125	13.5
Swiss Franc	—	—
Sol(4)	672	2.9

Total	23,204	100.0

(1)	Includes outstanding Cofide loans not guaranteed by Peru.
(2)	Exchange rate as of June 30, 2019.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to soles.

Source: Ministry of Economy (Office of Public Credit).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of June 30,
	2018	2019
Interest payments	609	631
Amortization	532	1,061

Total public sector external debt service	1,141	1,692
As % of total exports(2)	3.9	6.1
As % of total exports and workers’ remittances	3.7	5.8
As % of GDP	1.0	1.5
As % of total fiscal revenue	5.9	8.2

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In the six months ended June 30, 2019, interest and amortization payments on public sector external debt was U.S.$1,692 million, or 1.5% of GDP. In that same period, Peru paid U.S.$211 million to international organizations U.S.$78 million to Paris Club creditors, U.S.$1.4 billion to holders of sovereign bonds, and U.S.$26 million to other creditors.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2018	2019
Long-term debt:
Banco de la Nación	967	296
Treasury bonds	29,516	35,818
Other	—	—

Total long-term debt	30,483	36,114
Short-term debt	687	749

Total	31,170	36,863
Total public sector domestic debt as % of GDP	14.0	16.3

Source: Central Bank.

The following table provides a list of Peru’s outstanding domestic public sector bonds as of the dates presented.

Public Sector Domestic Bonds(1)

(in millions of U.S. dollars, at current prices)

	Principal Amount Outstanding as of June 30,
	2018	2019
Central Bank capitalization bonds	197	120
Financial system support bonds	—	—
Debt exchange bonds	166	90
Pension recognition bonds	1,668	1,403
Sovereign bonds	27,484	34,205
Other bonds	—	—

Total	29,515	35,818

(1)	Excludes intra-governmental debt issued in the form of bonds.

Source: Central Bank.